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                             July 15, 2021

       Rajiv Shukla
       Chairman and Chief Executive Officer
       Alpha Healthcare Acquisition Corp.
       1177 Avenue of the Americas
       5th Floor
       New York, NY 10036

                                                        Re: Alpha Healthcare
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 1, 20021
                                                            File No. 333-254597

       Dear Mr. Shukla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4, Filed July 1,
2021

       Opinion of AHAC's Financial Advisor
       Certain Projected Financial Information, page 87

   1. We have reviewed your revised disclosure in response to prior comment 2 and reissue the comment, in part. With
specific reference to the significant length of the projections and
                                                        Humacyte   s current
status as a clinical stage company with limited operations and no approved products,
please expand your disclosures to address how the Board used these projections and
how/whether its consideration of the projections that extended beyond the next two years may have
differed.
 Rajiv Shukla
Alpha Healthcare Acquisition Corp.
July 15, 2021
Page 2

       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameRajiv Shukla
                                                        Division of Corporation
Finance
Comapany NameAlpha Healthcare Acquisition Corp.
                                                        Office of Life Sciences
July 15, 2021 Page 2
cc:       Laurie A. Burlingame, Esq.
FirstName LastName